RECEIVED

2008 NOV 13 P 2:26

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 05 November 2008

08005847

SUPPL

Dear Sir

J Sainsbury Announces: Blocklisting Six Monthly Return.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 4th November 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 17 2008
THOMSON REUTERS

11/14

Justina.Marfo

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 4 November 2008

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Colleague Share Option Scheme

3. Period of return:

From 01/05/2008 To 31/10/2008

4. Balance under scheme from previous return:

2,721,905 ordinary shares of 28 4/7 pence each

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of *securities* issued/allotted under scheme during period:

2,439

7. Balance under scheme not yet issued/allotted at end of period

2,719,466 ordinary shares of 28 4/7 pence each

8. Number and *class* of *securities* originally listed and the date of admission

6,000,000 ordinary shares listed 12/11/2003 nil balance

5,000,000 ordinary shares listed 15/11/2005 nil balance

5,000,000 ordinary shares listed 15/02/2007

2,000,000 ordinary shares listed 06/03/2008

9. Total number of *securities* in issue at the end of the period

1,748,576,357 ordinary shares of 28 4/7 pence each

Name of contact Philip Davies

Address of contact J Sainsbury plc

33 Holborn

London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Philip Davies

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* J Sainsbury plc

To: The *FSA*

Date: 4 November 2008

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/05/2008 To 31/10/2008

4. Balance under scheme from previous return:

2,907,942

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of *securities* issued/allotted under scheme during period:

0

7. Balance under scheme not yet issued/allotted at end of period

2,907,942 ordinary shares of 28 4/7 pence each

8. Number and *class* of *securities* originally listed and the date of admission

5,000,000 ordinary shares listed 15/11/2005 nil balance

5,000,000 ordinary shares listed 24/11/2006 nil balance

10,000,000 ordinary shares listed 15/02/2007

2,000,000 ordinary shares listed 06/03/2008

9. Total number of *securities* in issue at the end of the period

1,748,576,357 ordinary shares of 28 4/7 pence each

Name of contact Philip Davies

Address of contact J Sainsbury plc

33 Holborn

London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Philip Davies

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* …J Sainsbury plc

To: The *FSA*

Date: 4 November 2008

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Save As You Earn

3. Period of return:

From 01/05/2008 To 31/10/2008

4. Balance under scheme from previous return:

4,827,994

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of *securities* issued/allotted under scheme during period:

968,608

7. Balance under scheme not yet issued/allotted at end of period

3,859,386 ordinary shares of 28 4/7 pence each

8. Number and *class* of *securities* originally listed and the date of admission

2,500,000 ordinary shares listed 12/02/03 nil balance

2,000,000 ordinary shares listed 24/11/06 nil balance

8,000,000 ordinary shares listed 15/02/07 nil balance

4,000,000 ordinary shares listed 06/03/2008

9. Total number of *securities* in issue at the end of the period

1,748,576,357 ordinary shares of 28 4/7 pence each

Name of contact Philip Davies

Address of contact J Sainsbury plc

33 Holborn

London EC1N 2HT

Telephone number of contact 020 7 695 6378

Signed by Philip Davies

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* …J Sainsbury plc

END

END